                                                                                                                                       September 15, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	CDC Corporation

Response to Comment Letter dated August 4, 2008

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2006

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2007

Dear Ms. Collins:

On behalf of CDC Corporation (the “Company”), set forth below are responses to the comment letter dated August 4, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 20-F”), and the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 20-F”).

FORM 20-F/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Please revise your December 31, 2006 Form 20-F/A to include the correct consents for E&Y and D&T Tohmatsu. In this regard, we note that the consent of D&T Tohmatsu (Exhibit 15.(A).7 refers to an audit report dated June 20, 2006 and July 2, 2007 as to the effects of a restatement. D&T Tohmatsu’s audit report included in the Company’s Form 20-F/A, however, is dated June 16, 2006. Also, the consent of E&Y (Exhibit 15.(A).6) does not reference the opinion for the restatement footnote, which is dated July 2, 2007. In addition, the Staff notes similar issues with regards to Exhibit 15.(A).2 and 15.(A).3 included in the Company’s December 31, 2007 Form 20-F. Please revise both filings as necessary.

The Company has revised the 2006 20-F, as amended, and the 2007 20-F in accordance with the Staff’s comments set forth above.

As requested, in connection with responding to the comments of the Staff of the Commission, the Company acknowledges the following:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-259-8663.

Sincerely,

/s/ Gregor Morela

Gregor Morela

Chief Accounting Officer

cc:	Peter Yip

Timothy Coen